MAN INVESTMENTS (USA) CORP.

July 23, 2010

Ms. Cicely LaMothe
   Branch Chief
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re           Man-AHL Diversified I L.P. (the “Partnership”)
Form 10-K for the year ended December 31, 2009
File No 000-53043

Dear Ms. LaMothe:

We thank the Staff for its letter dated July 8, 2010 commenting on the above referenced Form 10-K.  For your convenience, we have repeated the Staff’s comments below together with our response on behalf of the Partnership.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes: Man-AHL Diversified I L.P.
Note 3 – Limited Partnership Agreement, pages F-10 – F-11

1.
We note your units are continuously offered.  Tell us what your accounting policy is for offering expenses incurred in connection with the continuous offering.  Please show us the disclosure you will include to address this issue.  Reference is made to paragraphs 946-20-25-6 and 946-20-35-5 of the FASB Accounting Standards Codification.

Section 2.5(a) of the Limited Partnership Agreement of the Partnership states that “the Partnership shall be responsible for all costs, liabilities and expenses incurred in connection with the operation of its business, including, without limitation….continuing offering fees and expenses.” FASB Accounting Standards Codification paragraphs 946-20-25-6 and 946-20-35-5 address accounting treatment primarily in the context of newly formed investment companies.  Please note that the Partnership has been in operation since 1998.  The accounting policy for the Partnership in respect of continuing offering fees and expenses is to estimate the annual amount of offering fees and expenses and charge to expense ratably over each annual period.  This treatment results in substantially the same financial impact as recording offering fees and expenses as a deferred charge and amortizing them over a 12 month period.  Therefore we believe that the current approach to expensing offering costs in the normal course of business is acceptable accounting treatment.

The amounts of offering fees and expenses are not separately disclosed as they are deemed immaterial to the Partnership’s operations as a whole.  During the year 2009, we estimate that the Partnership incurred less than $20,000 in expenses identified as offering costs which would represent approximately .01% of average net assets of the Partnership.

Man Investments (USA) Corp.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes: Man-AHL Diversified Trading Company, L.P.
Note 3 – Advisory Agreement and Limited Partnership Agreement, page F-22

2.  We note that your trading partnership states that it incurs no expenses.  However, we also note that the limited partners bear the pro rata portion of the expenses incurred in connection with the activities of the trading partnership.  If these expenses are incurred in connection with activities of the trading partnership, please clarify why these expenses have not been reflected on the statement of operations for the trading partnership.  In addition, please tell us how you considered paragraph 946-225-45-12 of the FASB Accounting Standards Codification in determining that your trading partnership’s presentation of statement of operations is appropriate.

Section 1.2 of the Limited Partnership Agreement of Partnership states that to the extent that the Partnership establishes or invests in an investment vehicle, the Partnership shall be obligated to pay its pro-rata share of such investment vehicle’s organization, operating and other expenses.  Any expenses incurred in relation to trading the AHL Diversified program through an investment vehicle, therefore, are ultimately absorbed by the Partnership, pro-rata, and any other limited partner in the investment vehicle.  Theses expenses are appropriately reflected on the Partnership’s statement of operations.

In accordance with FASB Accounting Standards Codification paragraph 946-225-45-12, the Partnership (a feeder fund) appropriately reports its allocated share of the trading partnership’s realized and unrealized gains and losses.

We agree that the current footnote disclosure is “clumsy” at best and that it is potentially confusing to say the trading partnership incurs no expenses.  It may be more appropriate to say that expenses incurred by the trading partnership, primarily brokerage commission, are not reflected in the financial reporting of the trading partnership level but are appropriately allocated pro-rata among the investors in the trading partnership and are instead reflected directly in the financial reporting of the Partnership and any other investors (feeders).

Please note that there is no difference in financial reporting to investors in the Partnership if the trading partnership’s statement of operations is shown gross or net of expenses.  The allocation of trading partnership expenses to the Partnership and any other feeder is identical whether a gross or net presentation at the trading partnership level is used.

If the Staff has any questions or would like any further information, please do not hesitate to call the undersigned at 312-881-6811.

______________________________

In connection with this response to Staff comments, the Partnership acknowledges the following:

1.      the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Man Investments (USA) Corp.

3.      the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MAN-AHL DIVERSIFIED I L.P.
(Registrant)

By: Man Investments (USA) Corp.
General Partner

By: /s/ Alicia Borst Derrah
Vice President, Chief Financial Officer and Secretary